Filed pursuant to Rule 433

September 29, 2016

Pricing Term Sheet

Relating to

Preliminary Prospectus Supplement dated September 29, 2016 to

Registration Statement No. 333-184134

STATE OF ISRAEL

4.50% Bonds due 2043

Issuer:	State of Israel
Securities Offered:

4.50% Bonds due 2043 (the “bonds”)

The bonds will be a further issuance of, will trade interchangeably with, rank equally with and form a single issue and series with Israel’s 4.50% bonds due 2043 which were initially issued on January 31, 2013 and of which there are currently US$1,500,000,000 aggregate principal amount outstanding. Following the issuance of the bonds, the aggregate principal amount of the outstanding 4.50% bonds due 2043 will be US$1,700,000,000.

Principal Amount:	US$200,000,000
Maturity Date:	January 30, 2043
Trade Date:	September 29, 2016
Original Issue Date (Settlement):	October 6, 2016 (T+5)[1] through the book-entry facility of The Depository Trust Company
Issue Price (Price to Public):	113.377%, plus accrued interest from and including July 30, 2016 to, but excluding, the settlement date, such interest to be paid by the purchaser (totaling US$1,650,000.00)
Net Proceeds to Issuer (before expenses):	US$228,404,000.00 (114.202%)
Coupon:	4.50%
Yield to Maturity:	3.70%
Spread to Benchmark Treasury:	+140 basis points (1.40%)
Benchmark Treasury:	2.50% due May 15, 2046
Benchmark Treasury Price and Yield:	104-06/07; 2.302%
Interest Payment Period:	Semi-annually
Interest Payment Dates:	Each January 30 and July 30, commencing January 30, 2017
Denominations:	US$200,000 and multiples of US$1,000 above that amount
Business Day:	New York
CUSIP:	465138 7N9
ISIN:	US4651387N91
Bookrunner:	Barclays Capital Inc.
Issuer Ratings:	A1 (stable) / A+ (stable) / A (positive) (Moody’s) / (Standard & Poor’s) / (Fitch)

*Note: A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each rating should be evaluated independently of each other rating.

The preliminary prospectus supplement relating to the bonds is available under the following link:

http://www.sec.gov/Archives/edgar/data/52749/000114420416125891/v449297_424b5.htm

1 Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of bonds who wish to trade bonds on the date of pricing or the next succeeding business day should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847.